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SEC FILE NUMBER

8-24841

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__

(MM/DD/YY)          (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Opal Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

251 W 30th St, 5th Floor

(No. and Street)

| New York | NY | 10001 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Zachary Goldberg | 845-494-6554 | zach@opalsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W

(Name – if individual, state last, first, and middle name)

| 18455 Burbank Blvd. #404 | Tarzana | CA | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/15/2005 | 2370 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Zachary Goldberg _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Opal Securities, Inc _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO

Notary Public  02-14-2024

DAWUDA ALHASSAN
Notary Public - State of New York
NO. 01AL0014150
Qualified in Bronx County
My Commission Expires Oct 4, 2027

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



**OPAL SECURITIES, INC.**
**(SEC File No. 8-24841)**


**FINANCIAL STATEMENTS**
**AND**
**ACCOMPANYING SUPPLEMENTARY INFORMATION**


**FOR THE YEAR ENDED**
**DECEMBER 31, 2023**

# OPAL SECURITIES, INC.

## Table of Contents

**BRIAN W. ANSON**

*Certified Public Accountant*

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Opal Securities, Inc.

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Opal Securities, Inc. as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Opal Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Opal Securities, Inc.'s management. My responsibility is to express an opinion on Opal Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Opal Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Opal Securities, Inc.'s financial statements. Supplemental Information is the responsibility of Opal Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Opal Securities, Inc.'s auditor since 2023.
Tarzana, California
February 23, 2024

## ASSETS

| | | |
|---|---|---:|
| Cash and Cash Equivalents | $ | 1,392,025 |
| Accounts Receivable | | 205,976 |
| Due From Clearing Firm | | 384,408 |
| Clearing Firm Deposit | | 252,918 |
| Other Assets | | 2,822 |
| Total Assets | $ | 2,238,149 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### LIABILITIES

| | | |
|---|---|---:|
| Accounts Payable and Accrued Expenses | $ | 177,686 |
| Borrowing Cost Payable | | 735,265 |
| Total Liabilities | | 912,951 |

### STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Common Stock, no par value, 20,000 shares | | |
| authorized, issued, and outstanding | | - |
| Additional Paid-in-Capital | | 430,506 |
| Retained Earnings | | 894,692 |
| Total Stockholder's Equity | | 1,325,198 |
| Total Liabilities and Stockholder's Equity | $ | 2,238,149 |

**OPAL SECURITIES, INC.**
**Statement of Income**
**For the Year Ended December 31, 2023**

REVENUES

| | | |
|---|---|---:|
| Commissions | $ | 476,146 |
| ECN Fees and Clearing Rebates | | 3,582,621 |
| Borrowing Cost Fees | | 10,279,920 |
| Realized Gains on Securities | | 5,725 |
| Interest Income | | 1,054,445 |
| | Total Revenues | 15,398,857 |

EXPENSES

| | | |
|---|---|---:|
| Borrowing Costs & Expenses | | 7,868,230 |
| Brokerage Fees & Data Services | | 525,825 |
| Clearing Fees | | 530,633 |
| Commission Expenses | | 800,942 |
| Payroll Expenses | | 64,849 |
| Professional Fees | | 105,930 |
| Regulatory Fees | | 81,287 |
| Travel Expenses | | 2,783 |
| Other Operating Expenses | | 28,144 |
| | Total Expenses | 10,008,623 |

| | | |
|---|---|---:|
| NET INCOME | $ | 5,390,234 |

**OPAL SECURITIES, INC.**
**Statement of Stockholder's Equity**
**For the Year Ended December 31, 2023**

| | Common Stock | | Additional Paid-In Capital | | Retained Earnings | | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|
| Beginning balance, January 1, 2023 | $ | - | $ | 427,356 | $ | 64,427 | $ | 491,783 |
| Additional Capital | | | | 3,150 | | | | 3,150 |
| Distribution / Dividend | | | | | | (4,559,969) | | (4,559,969) |
| Net Income | | | | | | 5,390,234 | | 5,390,234 |
| Ending balance, December 31, 2023 | $ | - | $ | 430,506 | $ | 894,692 | $ | 1,325,198 |

CASH FLOWS FROM OPERATING ACTIVITIES:

| | |
|---|---:|
| Net Income | $ 5,390,234 |

Adjustments to reconcile net income to net cash provided by operating activities:

| | |
|---|---:|
| (Increase) decrease in assets | |
| Account Receivables | (186,921) |
| Due from Clearing Firm | (20,885) |
| Clearing Firm Deposit | (152,445) |
| Other Assets | (1,857) |
| | |
| Increase (decrease) in liabilities | |
| Accounts Payable and Accrued Expenses | 141,638 |
| Borrowing Cost payables | 128,368 |
| Total adjustments | (92,102) |
| Net cash provided by operating activities | 5,298,132 |
| | |
| Financing Activities | |
| Additional capital | 3,150 |
| Distributions/ Dividend | (4,559,969) |
| Net cash used in financing activities | (4,556,819) |
| | |
| Net increase in cash | 741,313 |
| Cash and Cash Equivalents at beginning of year | 650,712 |
| Cash and Cash Equivalents at end of year | $ 1,392,025 |

Supplemental Disclosures of Cash Flow Information

| | |
|---|---:|
| Cash Paid During the Year For: | |
| Interest | $ - |
| Income taxes | $ - |

## Note 1: ORGANIZATION

Opal Securities, Inc. (F.K.A. Southampton Investment Services, Inc.) (a C-Corporation) (the "Company") was incorporated in the State of Pennsylvania on April 15, 1980. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

In October of 2021, 100% of the Company's stock was sold to OS Holdings, Inc (the "Parent"). Subsequent to the sale, the Company underwent a name change from Southampton Investment Services, Inc. to Opal Securities, Inc. The Company has offices in New York, NY and Westlake Village, California.

The Company is approved to conduct business in equities, both listed and OTC equities, options and corporate debt. The Company conducts business as an introducing broker dealer. The Company does not carry customer funds or securities and operates pursuant to the (k)(2)(ii) exemption and clears all transactions through its clearing firm, Wedbush Securities.

## Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) <u>Use of Estimates:</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) <u>Cash and Cash Equivalents</u>

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

(c) <u>Basis of Accounting and Revenue Recognition (ASC 606)</u>

The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities. Commissions income (and the recognition of related expenses), if any, are recorded on trade date basis.

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 at inception.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

**Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The reportable segments of revenue generated by the Company are described below:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Clearing Rebates, ECN Fees and Borrowing Cost Fees: As part its clearing agreement, the Company is charged various fees and borrowing costs associated with the trading activity of its customer base. These fees are flowed through to the customer with an additional mark-up. Total revenue is considered to be cost plus the additional mark-up.

Realized Gains on Securities: Included in realized gains on securities are realized gains and losses from proprietary trading. There were no unrealized gains or losses as of December 31, 2023.

Interest Income: Included in interest income is interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2023:

| | |
|---|---|
| Performance Obligations Satisfied at a Point in Time | $ 4,064,492 |
| Performance Obligations Satisfied Over Time | 11,334,365 |
| | $ 15,398,857 |

    (d) <u>Fair Value Measurement</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

    Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

    Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

    Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2023.

**Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

(e) <u>Lease Obligations</u>

ASU 2016-02 requires recognition of both, a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. As of December 31, 2023, the Company does not have any long-term lease commitments and during the year ended December 31, 2023, rent expense was $0. The Company utilizes office space rented by the parent as a mailing address and branch office location. No rent is allocated to the Company for these services.

**Note 3: CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

**Note 4: NET CAPITAL REQUIREMENT**

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which is $60,863. In this case the minimum net capital is $60,863. As of December 31, 2023, the Company's net capital of $1,200,737 exceeded the minimum net capital requirement of $60,863 by $1,139,874, and the Company's ratio of aggregate indebtedness of $912,951 to net capital was 0.76:1 which is less than the 15:1 maximum ratio required.

**Note 5: INCOME TAXES**

For income tax purposes, the Company has elected to be is treated as a qualified subchapter S subsidiary. As a result, for tax purposes, the Company is not treated as a separate corporation and all assets, liabilities, items of income and expenses are treated as those of the parent. Accordingly, the Company did not record a provision for income taxes during the year ended December 31, 2023.

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ended December 31, 2020, 2021 and 2022.

**Note 6: COMMITMENTS AND CONTINGENCIES**

The Company was not subject to any litigation during the period January 1, 2023, through December 31, 2023.

**Note 7: SUBSEQUENT EVENTS**

Management has reviewed subsequent events through February 23, 2024, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

**OPAL SECURITIES, INC.**
**Schedule I**
**Statement of Net Capital**
**December 31, 2023**

|  | Focus 12/31/23 | Audit 12/31/23 | Change |
|---|---|---|---|
| Stockholders' Equity, December 31, 2023 | $ 1,325,198 | $ 1,325,198 | - |
| Less: Non-allowable Assets | (124,461) | (124,461) | |
| Tentative net capital | 1,200,737 | 1,200,737 | - |
| Haircuts: | - | - | - |
| NET CAPITAL | 1,200,737 | 1,200,737 | - |
| Minimum net capital | 60,863 | 60,863 | - |
| Excess net capital | $ 1,139,874 | $ 1,139,874 | - |
| Aggregate indebtedness | $ 912,951 | $ 912,951 | - |
| Ratio of aggregate indebtedness to net capital | 0.76 | 0.76 | |

.

Reconciliation: There were no noted differences between the audited financial statements
and the focus filed at December 31, 2023.

**Schedule II**

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3 (k)(2)(ii).

**Schedule III**

Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

**BRIAN W. ANSON**

*Certified Public Accountant*

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Opal Securities, Inc.
New York, New York

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Opal Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Opal Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Opal Securities, Inc., stated that Opal Securities, Inc., met the identified exemption provision throughout the most recent year without exception. Opal Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Opal Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2024


**Opal Securities, Inc.**

# Assertions Regarding Exemption Provisions


As the director of management of Opal Securities, Inc. ("the Company"), I am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**<u>Identified Exemption Provision:</u>**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

**<u>Statement Regarding Meeting Exemption Provision:</u>**

The Company met the identified exemption provision without exception throughout the period January 1, 2023 through December 31, 2023.

Opal Securities, Inc.

By: _(signature)_

    Zachary Goldberg, CEO
        (Name and Title)

    2/23/24